FIRST AMENDMENT TO CONSULTING AGREEMENT

The consulting agreement ("**Consulting Agreement"),** effective as of the 1st day of September, 2004, by and between Jim Stabile, an individual residing at 1326 Starview Drive, Appleton, WI 54913, (hereinafter referred to as the "**Consultant**"), and Hudson's Grill International, Inc., a Texas corporation, with its offices located at 16970 Dallas Parkway, Suite 402, Dallas, Texas 75248, (hereinafter referred to as the "**Company**"), regarding consulting services and operational assistance and advice to be provided to the Company by the Consultant, is hereby amended as follows:

Paragraph 3 of the Consulting Agreement is hereby deleted, and shall be replaced by the following new paragraph 3:

> 3. *Compensation*. As compensation for these consulting services, and only with respect to those restaurants for which Consultant is providing services, Company agrees to pay to Consultant a Consulting Fee equal to (A) one-fourth (25.00%) of the royalties paid to Company by the franchised restaurants in existence on the 1st day of September 2004, and (B) one-third (33.33%) of the royalties paid to Company by the franchised restaurants opened after the 1st day of September 2004. Payments shall be due on the 15th day of each month following the month that consulting services were performed. The first payment shall be due on the 15th day of October 2004, and the final payment shall be due on the 15th day of January 2007. No payments shall be due to Consultant unless and until Company has received royalties from the franchisee.
>
> Example 1: If Restaurant "A" pays Company 4% Royalties, and if Restaurant "A" was in existence on September 1st 2004, then Consultant shall be paid 25.00% of that 4%, (equal to 1.00% of Franchise Sales).
>
> Example 2: If Restaurant "B" pays Company 2% Royalties, and if Restaurant "B" was in existence on September 1st 2004, then Consultant shall be paid 25.00% of that 2%, (equal to 0.50% of Franchise Sales).
>
> Example 3: If Restaurant "C" pays Company 4% Royalties, and if Restaurant "C" was opened after September 1st 2004, then Consultant shall be paid 33.33% of that 4%, (equal to 1.33% of Franchise Sales).
>
> Example 4: If Restaurant "D" pays Company 3% Royalties, and if Restaurant "D" was opened after September 1st 2004, then Consultant shall be paid 33.00% of that 3%, (equal to 1.00% of Franchise Sales).

Consultant shall not be paid any Consulting Fee for any restaurants in which he has an ownership interest, or for any restaurants wherein he is directly involved in the management of the restaurant.

All of the other terms and conditions of the Consulting Agreement remain unchanged and are in full force and effect.

IN WITNESS WHEREOF, each of the parties has agreed to the above and has executed this First Amendment to Consulting Agreement on the   day of February, 2005.

Consultant:

Jim Stabile   Date

Company:
Hudson's Grill International, Inc.

David L. Osborn, President   Date